ITAÚSA – INVESTIMENTOS ITAÚ S.A.	UNIBANCO HOLDINGS S.A.
BANCO ITAÚ HOLDING FINANCEIRA S.A.	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

MATERIAL FACT

Itaú and Unibanco Joint-Venture

EXECUTIVE SUMMARY

The controlling shareholders of Itaúsa and Unibanco Holdings announce to the market that a joint-venture agreement was executed today envisioning the merge of the financial operations of Itaú and Unibanco, which will establish the largest private financial conglomerate in the South Hemisfere, with a market capitalization among the top 20 in the world. The new financial institution will have the ability to compete in the international arena with the largest world banks.

The joint-venture provides for a corporate restructuring, which will cause the migration of the current shareholders of Unibanco Holdings S.A. (“Unibanco Holdings”) and Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”) to a public listed company to be called Itaú Unibanco Holding S.A., which is currently Banco Itaú Holding Financeira S.A. (“Itaú Unibanco Holding”), which will be made through a merger of shares (“incorporação de ações”). Itaú Unibanco Holding will have Itaúsa – Investimentos Itaú S.A and the controlling shareholders of Unibanco Holdings, such control to be exerted by means of a non-financial institution to be incorporated for the purpose of this transaction.

Unibanco and Unibanco Holdings’ common shares currently held by its non-controlling shareholders will be exchanged into common shares issued by Itaú Unibanco Holding, following the same exchange rate negotiated by the Parties for the exchange of the common shares held by the controlling shareholders of Unibanco Holdings.

For the preferred shares, the exchange rate was calculated based on the market average of price of the Units (share certificates representing one preferred share of Unibanco and one preferred share of Unibanco Holdings) and of the preferred shares of Banco Itaú Holding Financeira S.A. in the last 45 sessions of the Brazilian Stock Exchange - Bovespa.  Both the Units and the preferred shares of Banco Itaú Holding Financeira S.A. are part of the IBX-50 and the Ibovespa, and are also negotiated in the New York Stock Exchange.

NUMBER OF SHARES OF UNIBANCO AND OF UNIBANCO HOLDINGS
TO BE EXCHANGED FOR EACH SHARE OF ITAÚ UNIBANCO HOLDING

Security	Exchange Rate
ON UNIBANCO (UBBR3)	1,1797=1
ON UNIBANCO HOLDINGS (UBHD3)	1,1797=1
UNIT (UBBR11)	1,7391=1
PN UNIBANCO (UBBR4)	3,4782=1
PN UNIBANCO HOLDINGS (UBHD6)	3,4782=1
GDRs (UBB)	0,17391=1

The conclusion of the corporate restructuring herein described shall depend on the approval of the Central Bank of Brazil and of other relevant authorities.

This transaction will result into a Brazilian bank with the commitment, strength and economic capability necessary to transform it into a vital agent to the development of national companies and of Brazil.

DETAILS OF THE TRANSACTION

The controlling shareholders of Itaúsa and of Unibanco Holdings hereby announce to the market that, as the result of the negotiations established under secrecy through the last fifteen months, executed today a joint-venture agreement aiming the unification of the financial operations of Itaú and Unibanco envisioning the biggest private financial group of the South Hemisphere, with a market capitalization among the top 20 in the world. The new financial institution will have the ability to compete in the international arena with the largest world banks.

The joint-venture provides for a corporate restructuring, which will cause the migration of the current shareholders of Unibanco Holdings S.A. (“Unibanco Holdings”) and Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”) to a public listed company to be called Itaú Unibanco Holding S.A., which is currently Banco Itaú Holding Financeira S.A. (“Itaú Unibanco Holding”), which will be made through a merger of shares (“incorporação de ações”). Itaú Unibanco Holding will have Itaúsa – Investimentos Itaú S.A and the Moreira Salles family as its controlling shareholders, such control to be exerted by means of a non-financial institution to be incorporated for the purpose of this transaction.

Itaú and Unibanco understand that with this joint-venture they will be able to offer the best products and services in the Brazilian market for their millions of corporate and individual clients. Itaú Unibanco Holding bring together their remarkable complementary aspects.

1.	PURPOSE
Stockholders’ Equity of approximately 51.7 billion of Reais (09.30.08) and a net profit of 8.1 billion of Reais up to September, 2008 ensures a relevant capital base for Itaú Unibanco Holding, preparing it for:

•	strength the support to Brazilian companies and their national and international operations;

•	expand its business in Brazil;

•	support the growth of the credit transaction of our clients;

•	compete in the international market;

•	substantial increase in economic scale gains in all client segments;

•	substantial synergies in various business.

One of the competitive differentials of Itaú and Unibanco is the internal segmentation strategy of the businesses, which allows a better identification of the necessities of each class of clients, the creation of specific banking products and services and the optimization of the use of each potential segment, providing broad series of banking products and services for a diversified base formed by individual and corporate clients. Itaú Unibanco Holding will increase the potential of such segmentation culture.

2.	CORPORATE STRUCTURE
Before the conclusion of the corporate restructuring, Itaúsa will transfer to Banco Itaú Holding Financeira S.A. its shares of Banco Itaú Europa S.A. by the approximate amount of R$1.2 billion, being R$550 million by means of the issuance of common shares of Banco Itaú Holding Financeira S.A. (21 million of shares) and the remaining amount will be paid in cash. This transaction will not impact the exchange rate provided by item 3.1. hereto.

The chart below summarizes the current situation and the result of this transaction.

Itaú Unibanco Holding will be controlled by IU Participações S.A., according to the chart above.

3.	EXCHANGE RATES OF SHARES

3.1.	Exchange Rate Of Shares
Unibanco and Unibanco Holdings’ common shares currently held by its non-controlling shareholders will be exchanged into common shares issued by Itaú Unibanco Holding, following the same exchange rate negotiated by the Parties for the exchange of the common shares held by the controlling shareholders of Unibanco Holdings.

For the preferred shares, the exchange rate was calculated based on the market average of price of the Units (share certificates representing one preferred share of Unibanco and one preferred share of Unibanco Holdings) and of the preferred shares of Banco Itaú Holding Financeira S.A. in the last 45 sessions of the Brazilian Stock Exchange - Bovespa. Both the Units and the preferred shares of Banco Itaú Holding Financeira S.A. are part of the IBX-50 and the Ibovespa, and are also negotiated in the New York Stock Exchange.

NUMBER OF SHARES OF UNIBANCO AND OF UNIBANCO HOLDINGS
TO BE EXCHANGED FOR EACH SHARE OF ITAÚ UNIBANCO HOLDING

Security	Exchange Rate
ON UNIBANCO (UBBR3)	1,1797=1
ON UNIBANCO HOLDINGS (UBHD3)	1,1797=1
UNIT (UBBR11)	1,7391=1
PN UNIBANCO (UBBR4)	3,4782=1
PN UNIBANCO HOLDINGS (UBHD6)	3,4782=1
GDRs (UBB)	0,17391=1

The amount of shares holds, direct and indirectly by Itaúsa, at the end of this transaction will be increased in 8.3%.

The issuance of common and preferred shares will amount 1,120,896 thousand shares which is equivalent to 27.4% of the total amount of shares of Itaú Unibanco Holding.

3.2.	Negotiation
Between the date of the Extraordinary Shareholder Meeting, which will decide on the corporate restructuring, and the date of the approval of the transaction by the Central Bank of Brazil, the shares of Itaú and Unibanco will be negotiated as usual, both in BOVESPA and also in the New York Stock Exchange.

3.3.	Shareholders’ Rights
In the same period mentioned in item 3.2, the payment of the dividends and interest on capital stock to the shareholders will remain to be made by Itaú and Unibanco, individually.

4.	CORPORATE GOVERNANCE
The Board of Directors of Itaú Unibanco Holding will be composed by fourteen members, out of which six will be appointed by the controlling shareholders of Itaúsa and the Moreira Salles family. The remaining eight members will be independent Directors. Mr. Pedro Moreira Salles will be the Chairman of the Board of Directors and Mr. Roberto Egydio Setubal the Chief Executive Officer of Itaú Unibanco Holding.

A Transition Committee will be created at Itaú Unibanco Holding to assure an efficient transition, which will define the mechanics and timetable of the integration of Itaú and Unibanco’s operations.

There will be no changes in the operations and transactions conducted with clients, creditors and suppliers. Itaú and Unibanco will continue to operate in Brazil and abroad in the same terms that such operations are currently conducted.

5.	MAIN INFORMATION ON THE TRANSACTION
The joint venture will result in a notable increase of the consolidated figures, as follows:

			R$ Billion
September 30, 2008	Itaú	Unibanco	Itaú Unibanco Holding
Assets	396.6	178.5	575.1
Total Loans (without sureties and endorsements)	151.0	74.3	225.3
Deposits + Debêntures	162.7	72.4	235.1
Stockholders’ Equity	32.1(a)	12.9	51.7(b)
Accumulated Net Income (January through September)	5.9	2.2	8.1
ROE (on average Equity)	26.3%	24.4%	-
Assets under Management (AUM)	209.4	55.6	265.0
Market Capitalization(c)	69.1	18.8	-

(a)	Includes the transfer of Banco Itaú Europa pursuant to item 2 above.
(b)	Considering the tax effects.
(c)	Based on the closing price of UBBR11 and ITAU4 as of October 31, 2008.

5.1.	Stockholders’ Equity
Itaú Unibanco Holding’s stockholders’ equity will be approximately R$ 51.7 billion, becoming the financial conglomerate with major capital base of Brazil (as of September 30, 2008).
In the event the joint-venture would be in place in the third quarter, the BIS ratio would be 15.1%, considering the tax effects.
It is estimated a positive impact in the consolidated net income as soon as the transaction is implemented.

5.2.	Regulatory Authorities
The implementation of the joint-venture set forth herein depends on the approval of the Central Bank of Brazil and of the remaining applicable authorities.

5.3.	Shareholders’ Meetings
The Shareholders’ Meetings that will approve the necessary mergers for implementation of the joint-venture will take place between the last week of November and the first week of December, based on the appraisal reports to be prepared pursuant to book and market values by recognized companies.

6.	ACCOUNTING EFFECTS
Considering the capital increase related to the merger of shares (“incorporação de ações”), the variation of its equity share, and the accounting and tax effects, the positive net effect estimated in the results of Itaú Unibanco Holding will be equivalent to R$7.9 billion and the one of Itaúsa will be R$ 2.5 billion.

7.	CONFIDENCE IN THE FUTURE OF BRAZIL
With this joint-venture, Itaú and Unibanco reassure their confidence in the future of Brazil, especially in this moment of important challenges in the economic environment and in the global financial markets.

São Paulo, November 3, 2008.

Itaúsa-Investimentos Itaú S.A. Roberto Egydio Setubal Investor Relations Officer	Banco Itaú Holding Financeira S.A Alfredo Egydio Setubal Investor Relations Officer	Unibanco Holdings S.A. Geraldo Travaglia Filho Investor Relations Officer	Unibanco União de Bancos Brasileiros S.A. Geraldo Travaglia Filho Investor Relations Officer

Future expectations related to this material fact shall consider the risks and the uncertainties that involve any activities and transactions, and that are beyond the control of the companies pertaining to both conglomerates (including, but not limited to, political and economic changes, volatility in the exchange and interest rates, technological changes, inflation, financial disintermediation, competitive pressure over products and prices, changes in corporate and tax regulation, and also that the corporate restructuring described in this material fact is still subject to the approval of the shareholders’ meetings of the companies involved, and also of the relevant authorities).  If this corporate restructuring should require registration with the US Securities and Exchange Commission, request for decisions by US citizens or residents shareholders of the parties involved will have to be made by means of a prospectus contained in a registration statement declared effective by the Securities and Exchange Commission.